SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRISTOL-MYERS SQUIBB COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

110122108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President, General

Counsel & Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Senior Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ronald Cami, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,687,400,000	$428,957

(1)	This valuation assumes the exchange of up to 170,000,000 shares of class A common stock, par value $0.01 per share, of Mead Johnson Nutrition Company, a Delaware corporation, for shares of common stock, par value $0.10 per share, of Bristol-Myers Squibb Company, a Delaware Corporation. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $45.22, the average of the high and low sale prices of MJN common stock on The New York Stock Exchange on November 13, 2009 and (ii) 170,000,000, the maximum number of shares of MJN common stock to be exchanged in the exchange offer.

(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $428,957.00

Form or Registration No.: Registration Statement on Form S-4 (No. 333-163126).

Filing Party: Mead Johnson Nutrition Company

Date Filed: November 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☑ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 16, 2009 (as so amended, the “Schedule TO”) and is filed by Bristol-Myers Squibb Company (“BMS”). This Schedule TO relates to the offer by BMS to exchange up to 170,000,000 shares of class A common stock, par value $0.01 per share (“MJN common stock”) of Mead Johnson Nutrition Company (“MJN”), a Delaware corporation, in the aggregate, for shares of BMS common stock, par value $0.10 per share (“BMS common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated November 25, 2009 (the “Prospectus”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, MJN has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-163126) (as amended through the date hereof, the “Registration Statement”) to register the shares of MJN common stock offered in exchange for shares of BMS common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented by the information below.

(a) Financial Information. The information set forth in the sections of the Prospectus entitled “Summary—Selected Historical Financial Data For BMS and MJN” is incorporated herein by reference. The financial information included as Exhibit 12 in BMS’ Annual Report on Form 10-K for the annual period ending December 31, 2008 and the revised consolidated financial statements included as Exhibit 99.1 in BMS’ Current Report on Form 8-K dated April 28, 2009, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in BMS’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, are incorporated herein by reference.

(b) Pro Forma Information. Pro forma financial information has not been provided because BMS has determined that such information would not be material. Based on BMS’ historical ownership of MJN, the data incorporated by reference in Item 10(a) is impacted by assets, liabilities, results of operations or cash flows attributable to MJN. Upon completion of the Exchange Offer, MJN’s results will no longer be consolidated with those of BMS for financial reporting purposes and will be shown as discontinued operations. As a result, BMS’ financial statements will no longer reflect the assets, liabilities, results of operations and cash flows attributable to MJN. For a more detailed discussion of BMS’ financial statements excluding MJN, see the BioPharmaceuticals segment information in Note 3 to the BMS Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and Note 22 to the BMS audited financial statements included in the BMS Current Report on Form 8-K filed on April 28, 2009, which are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/S/ SANDRA LEUNG
Name:	Sandra Leung
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (Book Entry) (incorporated by reference to Exhibit 99.1 to Mead Johnson Company’s Registration Statement on Form S-4 (Registration No. 333-163126), filed with the Securities and Exchange Commission on November 16, 2009 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Certificates) (incorporated by reference to Exhibit 99. 2 to the Registration Statement)

(a)(1)(iii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 3 to the Registration Statement)

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.6 the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)**	Press Release by Bristol-Myers Squibb Company announcing the commencement of the exchange offer dated November 15, 2009.

(a)(4)(ii)	Prospectus, dated November 16, 2009 (incorporated by reference to the Registration Statement).

(h)(i)*	Opinion of Cravath, Swaine & Moore LLP regarding certain tax consequences of the exchange offer.

*To be filed by amendment.

**Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on November 16, 2009.

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